Exhibit 99.2
UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF TEXAS
HOUSTON DIVISION

PIONEER VALLEY CASKET CO., INC.;	§
ETERNAL COMFORT dba THE CASKET	§
STORE; FINALITY LLC; FUNERAL	§	NO. 4:05-CV-03399
SUPPLIES, INC. dba THE CASKET STORE,	§
on behalf of themselves and those similarly	§
situated,	§
	§	JURY TRIAL DEMANDED
v.	§
SERVICE CORPORATION	§
INTERNATIONAL, et al.	§
FIRST AMENDED CLASS ACTION COMPLAINT FOR
VIOLATIONS OF THE SHERMAN ACT
     Plaintiffs Pioneer Valley Casket Co., Inc. (“Pioneer”), Eternal Comfort dba The Casket Store (“Eternal Comfort”), Finality LLC (“Finality”), and Funeral Supplies, Inc. dba The Casket Store (“Funeral Supplies”), file this Class Action Complaint on behalf of themselves and all others similarly situated against Defendants Service Corporation International (“SCI”), Alderwoods Group, Inc. (“Alderwoods”), Stewart Enterprises, Inc, (“Stewart”) (collectively, the “Funeral Home Defendants”), Hillenbrand Industries, Inc. (“Hillenbrand”) and Batesville Casket Company (“Batesville”) (collectively the “Casket Manufacturer Defendants” and both groups collectively referenced as “Defendants”). This Complaint is alleged upon information and belief, except as to those allegations pertaining to the named Plaintiffs, which are alleged on personal knowledge.

I. INTRODUCTION
     1. Plaintiffs bring this action for relief on behalf of independent casket distributors, meaning third party sellers of caskets who are unaffiliated with any of the Funeral Home Defendants or their co-conspirators (hereinafter “ICDs” ). Plaintiffs seek to enjoin Defendants’ anti-competitive conduct and to recover damages incurred by Plaintiffs and the class members.
     2. This class action arises from Defendants’ participation in a conspiracy to suppress competition in the market for funeral caskets across the nation (hereinafter the “relevant market” or the “casket market”). Because of Defendants’ unlawful conduct, Plaintiffs and the class members have suffered antitrust injury to their business or property.
     3. Defendants and their co-conspirators have suppressed competition in the sale of caskets in order to unlawfully limit competition among casket sellers.
     4. Defendants’ anti-competitive conduct has substantially foreclosed ICDs from competing in the casket market.
     5. Defendants engage in their anti-competitive conduct despite the prohibitions of the Funeral Industry Practices Trade Regulation Rule, 16 C.F.R. part 453 (1982) (the “Funeral Rule”). This rule was enacted by the Federal Trade Commission (“FTC”) to protect consumers from anticompetitive practices in the funeral industry. The Funeral Rule prohibits funeral homes from, among other things, refusing service to or otherwise penalizing consumers who purchase caskets from ICDs. It also prohibits funeral homes from requiring consumers to purchase funeral packages that force them to buy goods, such as caskets, that the consumers do not need or want.
II. JURISDICTION AND VENUE
     6. This complaint is filed under Section 16 of the Clayton Act, 15 U.S.C. § 26, to obtain injunctive relief for violations of Section 1 of the Sherman Act, 15 U.S.C. § 1, to recover damages under Section 4 of the Clayton Act, 15 U.S.C. § 15, and to recover the costs of suit, including reasonable attorneys’

fees, for those injuries that Plaintiffs and all others similarly situated sustained as a result of Defendants’ violation of those laws.
     7. The Court has jurisdiction over the federal claims under 28 U.S.C. §§ 1331 and 1337.
     8. Venue is proper in this District under 15 U.S.C. § 22 and 28 U.S.C. § 1391 because Defendants reside, transact business, or are found within this District, and a substantial part of the events giving rise to the claims arose in this District. The Honorable J. Alsup of the District Court for the Northern District of California also transferred this action to this venue at Defendants’ request.
     9. The activities of the Defendants and their co-conspirators, as described, were within the flow of, were intended to, and did have a substantial effect on, foreign and interstate commerce of the United States.
III. THE PARTIES
     10. Plaintiff Pioneer Valley Casket Co., Inc. (“Pioneer”) is an ICD, with its principal place of business formerly located at Whately, MA. Philip Wartel was the owner and president of Pioneer. Pioneer was a retail casket business, offering hardwood, steel, and semi-precious metal, and children’s and oversized caskets, in an attempt to meet virtually every financial need, faith or family tradition. Pioneer sold caskets directly to the public at costs far less than most local funeral homes. Casket prices were generally lower for caskets purchased through Pioneer and other ICDs, as opposed to those purchased through establishments such as the Funeral Home Defendants, because the overhead was lower and the markup on the price of a casket offered for sale was not nearly as much as that of the Funeral Home Defendants. Pioneer has suffered injury as a result of the unlawful anticompetitive conduct alleged herein, and is, in fact, no longer in business.
     11. Plaintiff Eternal Comfort dba The Casket Store (“Eternal Comfort”) is an ICD, with its principal place of business located at Lithonia, Georgia. Victor Lovick is the owner of Eternal Comfort. Eternal Comfort is a licensed funeral merchandise dealer under GA St. § 10-14-4. Eternal Comfort is a retail casket business, offering hardwood, steel, and semi-precious metal, and children’s and oversized caskets, in an attempt to meet virtually every financial need, faith or family tradition. Eternal Comfort sells caskets directly to the public at costs far less than most local funeral homes. Casket prices are generally lower for caskets purchased through Eternal Comfort and other ICDs, as opposed to those purchased through establishments such as the Funeral Home Defendants, because the overhead is lower and the mark-up on the price of a casket offered for sale is not nearly as much as that of the Funeral Home Defendants. Eternal Comfort has suffered injury as a result of the unlawful anticompetitive conduct alleged herein.
     12. Plaintiff Finality LLC (“Finality”) is an ICD, with its principal place of business located at North Little Rock, AR. Stephanie Webb is the owner of Finality. Finality is a retail casket business, offering hardwood, steel, and semi-precious metal, and children’s and oversized caskets, in an attempt to meet virtually every financial need, faith or family tradition. Finality has a large showroom with ten caskets on display. Finality sells caskets directly to the public at costs far less than most local funeral homes. Casket prices are generally lower for caskets purchased through Finality and other ICDs, as opposed to those purchased through establishments such as the Funeral Home Defendants, because the overhead is lower and the mark-up on the price of a casket offered for sale is not nearly as much as that of the Funeral Home Defendants. Finality has suffered injury as a result of the unlawful anticompetitive conduct alleged herein.
     13. Plaintiff Funeral Supplies, Inc. dba The Casket Store (“Funeral Supplies”) is an ICD, with its principal place of business located at Macon, GA. Bobby White is the owner of Funeral Supplies. Funeral Supplies is a licensed funeral merchandise dealer under GA St. § 10-14-4. Funeral Supplies is a retail casket business, offering hardwood, steel, and semi-precious metal, and children’s and oversized caskets, in an attempt to meet virtually every financial need, faith or family tradition. Funeral Supplies sells caskets directly to the public at costs far less than most local funeral homes, Casket prices are generally lower for caskets purchased through Funeral Supplies and other ICDs, as opposed to those purchased through establishments such as the Funeral Home Defendants, because the overhead is lower and the mark-up on the price of a casket offered for sale is not nearly as much as that of the Funeral Home Defendants. Funeral Supplies has suffered injury as a result of the unlawful anticompetitive conduct alleged herein.
     14. SCI is a corporation organized and existing under the laws of the State of Texas. Its principal place of business is 1929 Allen Parkway, Houston, Texas. According to its 2003 Annual Report,

SCI operates a “network that cannot be duplicated.” SCI, through its various funeral home locations sells tens of thousands of Batesville caskets annually in the United States. SCI’s 2004 revenues were approximately $1.86 billion.
     15. Alderwoods is a corporation organized and existing under the laws of the State of Delaware. Its principal place of business is 311 Elm Street, Suite 1000, Cincinnati, Ohio. Alderwoods, through its various funeral home locations, sells tens of thousands of Batesville caskets annually. Alderwoods’ 2004 revenues were approximately $715 million.
     16. Stewart is a corporation organized and existing under the laws of the State of Louisiana. Its principal place of business is 1333 South Clearview Parkway, Jefferson, Louisiana. Stewart, through its various funeral home locations, sells tens of thousands of Batesville caskets annually. Stewart’s 2004 revenues were approximately $515 million.
     17. Batesville is a corporation organized and existing under the laws of the State of Indiana. Its principal place of business is One Batesville Boulevard, Batesville, Indiana. Batesville is wholly-owned and controlled by Hillenbrand, a corporation organized and existing under the laws of the State of Indiana, Batesville manufactures and sells various funeral service products. It is the largest casket manufacturer in the United States, selling hundreds of thousands of caskets annually. Batesville manufactures approximately 45% of the caskets sold to consumers in the United States. Batesville does not sell its caskets directly to consumers, nor does Batesville sell its caskets to ICDs. Batesville only sells its caskets to licensed funeral directors operating licensed funeral homes.
     18. Virtually all of the caskets sold by the Funeral Home Defendants are Batesville caskets.
     19. Various persons, firms, corporations, organizations and other business entities, including funeral homes in this District and throughout the United States, have participated as co-conspirators in the violations alleged herein and have performed acts in furtherance of the conspiracies. Some of these persons, firms, corporations, organizations and business entities are known and some are unknown. For example, the National Funeral Directors Association (“NFDA”) is the leading funeral service organization in the United States. The NFDA represents the interests of thousands of funeral home members, including those owned by the Funeral Home Defendants. Through sponsorship of seminars and conferences, promotion of practice materials and guides, and involvement in other industry activities, the NFDA has participated in and facilitated the anti-competitive conduct alleged herein. The NFDA is governed by both an Executive Board and a Policy Board on which the Funeral Home Defendants are widely represented.
     20. Other co-conspirators include many of the non SCI-owned funeral homes that are “Dignity Memorial” partners with SCI. Through their operations and pricing, which are developed, influenced and/or controlled by SCI, these funeral homes have participated in and facilitated the anti-competitive conduct alleged herein.
IV. CLASS ACTION ALLEGATIONS
     21. Plaintiffs bring this action pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of themselves and a Plaintiff Class (“the Class”) composed of and defined as follows:
All independent casket distributors in the United States who are presently in business or were in business any time from July 8, 2001, to the present. Excluded from this class are Defendants and all directors, officers, agents, employees, parents, subsidiaries, affiliates, and/or co-conspirators of Defendants and all governmental entities.
     22. The requirements of Rules 23(a), 23(b)(1), 23(b)(2) and 23(b)(3) of the Federal Rules of Civil Procedure have been met in that:
(a) Numerosity: Plaintiffs do not know the exact size of the Class, though the exact number of Class members can be determined by appropriate discovery. Based on the nature of the commerce involved, however, Plaintiffs believe that the Class members are in the hundreds and that members of the Class are so numerous and so geographically dispersed throughout the United States so that joinder of all members would be impracticable.
(b) Typicality: Plaintiffs’ claims are typical of the other class members’ claims because Plaintiffs, like each Class member, have been injured through the uniform conduct of Defendants described herein. Plaintiffs’ claims are typical of the class members’ claims because Defendants injured Plaintiffs and the class members in the same manner and because Plaintiffs’ theories of liability giving rise to relief are the same as Class members.’ Accordingly, by proving its own claims, Plaintiffs will presumptively prove the claims of all Class members.
(c) Commonality: Virtually all of the issues of law and fact in this class action are common to each class member including, without limitation, the following:

(i) Whether Defendants engaged in the conduct alleged herein;
(ii) Whether Defendants and their co-conspirators engaged in a concerted effort to fix and maintain artificially inflated casket prices;
(iii) Whether Defendants and their co-conspirators engaged in a concerted effort to suppress or exclude competition in the casket market;
(iv) Whether, and to what extent, Defendants’ anti-competitive conduct has harmed competition in the casket market;
(v) The duration and scope of Defendants’ conspiracies; and
(vi) Whether there is any legitimate business purpose for Defendants’ anticompetitive conduct.
(d) Adequacy of Representation: Plaintiffs can and will fairly and adequately represent and protect the interests of the Class members and have no interests that conflict with or are antagonistic to the interests of the Class members. Plaintiffs have retained attorneys who are experienced and competent in complex class action and antitrust litigation.
     23. Class certification is appropriate under Rule 23(b)(3) of the Federal Rules of Civil Procedure because a class action is the superior procedural vehicle for the fair and efficient adjudication of the claims asserted herein:
(a) Common questions of law and fact overwhelmingly predominate over any individual questions that may arise, and consequently there would be enormous economies to the courts and to the parties in litigating the common issues on a class-wide basis instead of on a repetitive individual basis;
(b) The size of each Class members’ individual damage claim is too small to make individual litigation an economically viable alternative, such that few Class members have any interest individually controlling the prosecution of a separate action;
(c) Class treatment is required for optimal deterrence and compensation and for limiting the court-awarded reasonable legal expenses incurred by Class members; and
(d) Despite the relatively small size of each individual Class members’ claim, the aggregate volume of said claim, coupled with the economies of scale inherent in litigating similar claims on a common basis, will enable this case to be litigated as a class action on a cost effective basis, especially when compared with repetitive individual litigation. Further, no unusual difficulties are likely to be encountered in the management of this class action since all questions of law and fact to be litigated at the liability phase are common to the Class.

     24. Class certification is appropriate under Rule 23(b)(2) of the Federal Rules of Civil Procedure because Defendants have acted on grounds generally applicable to all members of the class, thereby making appropriate final injunctive relief or corresponding declaratory relief with respect to the Class as a whole.
     25. Class certification is appropriate pursuant to Rule 23(b)(1) of the Federal Rules of Civil Procedure because prosecution of separate actions would create a risk of adjudication with respect to individual class members which may, as a practical matter, be dispositive of the interests of other members not parties to the adjudication or which may substantially impair or impede their ability to protect their interests.
     26. Separate actions prosecuted by individual class members also would create a risk of inconsistent or varying adjudications, which would establish incompatible standards of conduct for Defendants.
V. FACTUAL ALLEGATIONS
A.	History of ICDs’ Entry in the Casket Industry
     27. In 1984, the FTC enacted the Funeral Rule, which set forth requirements and prohibitions for funeral providers and required funeral homes to unbundle their packaged funerals and give consumers an itemized price listing of every good and service sold.
     28. The FTC attempted, through the Funeral Rule, to remedy the universal industry practice of tying the purchase of funeral services to the purchase of caskets. Caskets typically represent the largest price component of a funeral, usually almost half of the total expense, and can cost up to thousands of dollars.
     29. The Funeral Rule was also intended to lower barriers to price competition in the funeral industry. After the enactment of the Funeral Rule, ICDs entered the market as an alternative, and less expensive, means of purchasing caskets.
     30. ICDs are independent of the Funeral Home Defendants and their co-conspirators. Some ICDs are physical establishments, some are entirely Internet-based, and others are a combination, of the two. ICDs offer funeral goods, including funeral caskets, for sale to consumers. Accordingly, ICDs are an alternative chain of distribution for funeral caskets.

     31. The Third Circuit described, the entry of ICDs into the casket market in Pennsylvania Funeral Directors Ass’n. Inc. v. Federal Trade Commission, 41 F.3d 81, 84 (3d Cir. 1994):
Prior to the enactment of the Funeral Rule, funeral service providers (i,e., funeral homes) were virtually the only parties selling funeral goods.
However, after the implementation of the Funeral Rule, the way was paved for third parties to provide various funeral goods-namely caskets. Because funeral service providers could no longer require a consumer to purchase a casket in order to receive any other funeral service, third parties stepped into the markets....
     32. The prices charged by ICDs are considerably lower than those charged by funeral homes, as the FTC anticipated and intended under the goals of the Funeral Rule. The FTC has stated that “third-party casket sellers typically charge significantly lower prices than do funeral homes for comparable caskets.”
     33. Case law acknowledges that ICDs’ casket prices are lower than funeral home prices. See, e.g., Pennsylvania Funeral Directors, 41 F.3d at 84 (“The third parties began selling caskets...usually at a substantially lower price than did the funeral homes.”); Craigmiles v. Giles, 312 F.3d 220, 224 (6th Cir. 2002) (“funeral home operators generally mark up the price of caskets 250 to 600 percent, whereas casket retailers sell caskets at much smaller margins”).
     34. The July 1990 Presiding Officer’s Report on the FTC’s Review of the Funeral Industry Practices Trade Regulation Rule, “[t]he emergence of third party casket sellers has met with a strong negative reaction from the traditional elements of the funeral industry.”
     35. Rather than accepting and fairly responding to competition created by ICDs’ entry into the casket market, the Funeral Home Defendants first struck back by imposing extra charges and “casket handling fees” on consumers who chose to purchase their caskets from ICDs instead of from the Funeral Home Defendants.
     36. These casket handling fees cancelled out most or all of the cost savings a consumer would otherwise realize from purchasing a less expensive casket offered by an ICD. As the court noted in Pennsylvania Funeral Director, the fees sometimes resulted in a higher overall price for an ICD casket compared to a funeral home casket. The court determined that funeral providers were telling consumers “either you buy your casket here, or we’ll charge you for it anyway.” Pennsylvania Funeral Directors, 41 F.3d at 89 n.10.
     37. The FTC concluded that casket handling fees serve no purpose other than to penalize consumers who chose to purchase their caskets from ICDs and “penalizes consumers for exercising their choice afforded by the Rule.”
     38. The casket handling fees practice successfully curbed the growth of ICDs. According to the FTC, casket sales “by third parties have declined as a result, and several retailers have curtailed their marketing efforts or withdrawn from the market.”
     39. The FTC amended the Funeral Rule in 1994 to ban casket handling fees to guarantee that consumers would benefit from real choice and price competition. The FTC “concluded that substantial ‘casket handling fees’ are imposed on consumers by a significant proportion of providers wherever third-party casket sellers exist, and, as a result, frustrate the Rule’s ‘unbundling’ requirements and result in the reduction of potential competition in the sale of caskets fostered by the Funeral Rule.” In upholding the validity of this ban, the Third Circuit described the increased competition and lower prices that would result in Pennsylvania Funeral Directors:
Consumers will have increased choice in the purchase of caskets. Consumers will not be penalized for exercising that choice. Additionally, competition in the market for caskets can be expected to increase with the ban in effect, given the fact that many third party casket sellers went out of business as a result of casket handling fees. Increasing competition in the casket -market is likely to drive the cost of caskets down. All consumers will benefit from this result.
41 F.3d at 90-91.
     40. Following the FTC’s prohibition on casket handling fees, numerous ICDs entered the casket market. Their entry into the market was facilitated by the growth of the Internet as a vehicle for consumer purchasing. Fearful that ICDs could end their profit windfall on caskets, Defendants and their co-conspirators chose to engage in new anti-competitive practices to restrain the competitive threat posed by ICDs.
B.	Defendants’ Anti-Competitive Attempts to Oust ICDs from the Casket Market

     41. Despite the efforts of the FTC, Defendants and their co-conspirators have successfully suppressed competition in the casket market by engineering and implementing a group boycott and illegal restraints of trade which restrict the ability of ICDs to sell Batesville caskets and other popular casket brands; engaging in concerted efforts to restrict price competition through coordination of their casket pricing; and furthering the boycott through engaging in a campaign of disparagement against ICDs and the caskets they sell.
     42. Defendants’ anti-competitive conduct has foreclosed ICDs from fully competing in the casket market.
1.	Group Boycott of ICDs and Vertical Restraint of Trade
a.	Structure of Defendants’ Group Boycott and Vertical Restraint of Trade
     43. In an effort to eliminate ICD competition, Defendants conspired to prevent ICDs from acquiring at competitive prices and selling Batesville, the dominant brand, and other brands of caskets to consumers at discounted prices. The Defendants’ and their co-conspirators met and took actions in furtherance of the conspiracy at industry trade association meetings and/or seminars.
     44. Twice per year, the senior management of Batesville held a company wide meeting at its headquarters in Batesville, Indiana; where it was made clear to all employees that Batesville needed to keep SCI happy.
     45. Batesville caskets are the dominant brand for a number of reasons, not the least of which is Batesville’s distribution network. Purchasing a casket is usually done on short notice and customers often do not have time to wait beyond a day or two for a casket to be delivered. Due to Batesville’s extensive distribution network, Batesville caskets can be delivered within a day without any additional delivery charges, where other casket manufacturers charge exorbitant fee’s to deliver a casket within a day.
     46. Batesville, Aurora Casket Company, the York Group and Milso Industries, are the only manufacturers that sell caskets over a wide geographic area. None of these manufacturers sell to ICDs,

however. While other enterprises manufacture, assemble, and/or distribute funeral services products for sale, they only do so within limited geographic areas.
     47. In 1997, Batesville redesigned its production and distribution processes. Now, even if a funeral director calls Batesville for a customized order, the casket usually arrives within 24 hours.
     48. Batesville has focused on its distribution methods to ensure that it can deliver caskets within 24 hours. As described in an article in the magazine, Fast Company, a magazine devoted to analyzing business practices:
[Batesville] maintains [tight control] over its entire supply chain, most of which it owns. From the tools that are used to make metal casket components at its stamping plants, to casket assembly, to trucking, [Batesville] runs the whole show. According to [Joe Weigel, Batesville director of communications], this tight integration is a major factor in the company’s success. “None of our competitors own all of their facilities,” he says. “Also, most of them use jobbers, especially for shipping. We own our entire distribution channel, so we can control every step of the process.”
     49. Batesville owns the largest private fleet of trucks in the nation and uses them to service its FedEx-type hub and spoke distribution system. Caskets are shipped from one of Batesville’s manufacturing facilities to a rapid-deployment center, driven to a nationwide network of local customer-service centers, and then sent to the funeral home waiting for delivery. The rapid-deployment centers carefully track which caskets were shipped and Batesville replaces them the next day. The result is that rapid-deployment centers almost always have a requested casket in stock and it can be delivered within ten hours to any customer service center to fulfill an order. Currently, Batesville can deliver 98.5% of its caskets on time, which almost always means within 24 hours.
     50. Funeral homes predominantly push the sale of Batesville brand caskets. As an owner of one ICD remarked, funeral homes have convinced families that their loved ones won’t get into heaven unless they arrive in a Batesville casket.
     51. For 2000, the NFDA pegged the average price of a casket at $2,330, which comprised 45% of the $5,180 average cost of an adult funeral service. As such, the price of a casket is a very important component of overall revenue and income for the industry.

     52. Once ICDs began to enter the casket market after the passage of the Funeral Rule, the Funeral Home Defendants and their co-conspirators responded by collectively pressuring casket manufacturers, such as Batesville, to restrict casket distribution solely to licensed funeral homes.
     53. The pressure on the casket manufacturers continues unabated. The Funeral Home Defendants and their co-conspirators withhold, and threaten to withhold, their business from the manufacturers if they sell caskets to ICDs. The Funeral Dome Defendants and their co-conspirators encourage other funeral homes to take similar action. Additionally, the Funeral Dome Defendants collectively refuse to sell Batesville and certain other brands of caskets to ICDs.
     54. The July 1990 Presiding Officer’s Report on the FTC’s review of the Funeral Industry Practices Trade Regulation Rule stated that “[t]hird party casket sellers have been unable to purchase caskets from several of the larger casket companies, apparently due to a fear on the part of those companies that they would suffer reprisals from funeral home clients.”
     55. Batesville only sells its caskets to licensed funeral directors operating licensed funeral homes. It will not sell its caskets to ICDs. Batesville’s restrictive sales policy is held in place by Defendants’ conspiracy to boycott ICDs. York and Aurora have similar sales policies flowing from this conspiracy. Batesville’s restrictive sales policy is, in the alternative, an illegal restraint of trade in furtherance of a conspiracy between SCI and Batesville to eliminate ICD competition from the market.
     56. Other manufacturers are acting as co-conspirators by agreeing not to sell their caskets to ICDs and implementing their policy of refusing to sell to ICDs. For example, one ICD said that a York casket representative offered to sell the store York caskets directly and with a 15% discount, but this offer was rescinded shortly thereafter. Since that time, the York representative who offered to sell York caskets to the ICD is no longer with the company.
     57. In another example of the manufacturers’ anticompetitive policy, Philip Wartel, the Owner and President of Pioneer, contacted both Batesville and York to inquire about carrying those brands of casket in his store. His telephone inquiries resulted in the now usual response: they only sell to licensed funeral directors. Similarly, when Stephanie Webb first set up her business, Finality, she contacted Batesville to attempt to purchase caskets, but was told Batesville only sold caskets to licensed funeral directors, which she is not. At no time has Pioneer or Finality been able to purchase a Batesville or York brand of casket.
     58. The Funeral Home Defendants and their co-conspirators not only conspired to create the boycott, but also collectively police the boycott to ensure that “rogue” funeral homes, i.e. those not affiliated with the Funeral Home Defendants and their co-conspirators, do not supply ICDs with Batesville caskets. This is typically accomplished by the Funeral Home Defendants reporting sales by ICDs of Batesville caskets to Batesville. Batesville then uses the casket serial number to track down the funeral home that sold the casket to the ICD and threatens to stop dealing with the “rogue” funeral home if it continues to deal with ICDs. In smaller markets, Batesville can actually track down the funeral home that sold the casket by the style of casket sold, regardless of whether the serial number has been removed from the casket.
     59. In a further effort to prevent “rogues” from assisting ICDs to compete in the casket market, Defendants and their co-conspirators caused Batesville to further tighten its restrictive sales policy to ensure that ICDs do not have access to Batesville caskets.
     60. In May 2001, Batesville adopted a new sales policy which not only limited its casket sales to licensed funeral homes, but also required delivery of Batesville caskets directly to the funeral homes that actually ordered them.
     61. This policy was adopted in response to the growth of Internet-based ICDs that circumvented the boycott with the help of rogue funeral homes that, for a price, were willing to purchase Batesville caskets on the ICDs’ behalf. The rogue funeral home would then direct Batesville to deliver the casket to the funeral home actually performing the funeral service for the ICD customer.
     62. Batesville’s new sales policy was designed to disrupt the side-stepping of the boycott by limiting casket delivery to the funeral home that ordered it. Batesville’s memo introducing the amended sales policy made this clear:

The increasing growth of the third party casket sales, especially on the Internet, continues to be a challenge that faces all of us in funeral service... The purpose of this [new sales policy] is to ensure we do not inadvertently accept an order from a third party seller for subsequent delivery to a funeral home, thereby becoming their delivery service.... This policy is the way we have chosen to operate and reflects the relationship between Batesville and our valued funeral home customers.
     63. Despite Batesville’s amended sales policy, some Internet-based ICDs gained access to Batesville caskets, but at higher prices than the Funeral Home Defendants paid. When “rogue” funeral homes supply Batesville caskets to ICDs, they typically add a surcharge to the price of the casket. ICDs have reported surcharges of anywhere from $50 to $400.
     64. When ICDs that sell Batesville caskets try to compete with funeral homes that sell Batesville caskets they start at a disadvantage due to the surcharge they must pay to be able to obtain a Batesville casket, but in addition they are also excluded from the rebates and promotional items provided by Batesville to its funeral home customers. The rebates amount to a significant savings for the funeral homes.
     65. In July 2004 Batesville further tightened its sales policy to require that each funeral home ordering and receiving a Batesville casket also be the one ultimately billed for it. In a July 2, 2004 letter to its funeral home customers, Batesville described the change in policy as follows:
Our previous practice of permitting the receiving funeral home to place the order and then having the invoice go to another business entity has ended. Effective July 12, Batesville will only deliver caskets to the funeral home business entity that will be invoiced for the casket and which will be responsible for payment.
     66. One of the leading publications in the funeral industry, Funeral Monitor, stated that Batesville’s new policy was designed to “close the door on third party casket sellers.” Funeral Monitor explained:
Since it is unlikely many [funeral homes] will agree to order, receive, and pay for a casket they then have to turn around and invoice at cost to the seller who marks it up and takes the profit, the new policy may indeed put the skids on casket retailers and Internet marketers who advertise low discount prices and free next day delivery on Batesville caskets.
     67. Batesville publicized its new sales policy to consumers in an effort to further the boycott of ICDs. Beginning in October 2004, Batesville initiated an on-line consumer “education” program that consists of a sponsored link featuring a “Consumer Alert” on several popular search engines, such as Google.com. The link opens to Batesville’s home page which prominently displays a “Casket Consumer Alert” icon providing the following message: “Online retailers who are not funeral homes but nevertheless sell Batesville caskets are not authorized to do so.... Only authorized and licensed funeral homes can guarantee that your casket will be authentic and of the highest Batesville Casket quality standards.”
     68. The Funeral Home Defendants further the restraint on competition by carefully tracking how many of their customers bring in a casket they purchased from an ICD. For example, one former SCI Funeral Director and Senior Counselor said that he was responsible for getting weekly and sometimes daily sales reports to his regional manager, which included the amount and origin of caskets sold. The former SCI Funeral Director said that if one of his customers decided to purchase his or her casket from an ICD, SCI’s headquarters required a single-spaced, 10 point font written report detailing “how and why you lost the sale.”
     69. Further, the Funeral Home Defendants exert great pressure on families to purchase caskets from them, often times making inappropriate remarks about a family’s choice to purchase a casket from an ICD, such as Pioneer. Such pressure has resulted in, and continues to result in, the loss of sales by ICDs, such as Finality, to the Funeral Home Defendants.
     70. Funeral Home Defendants also exert pressure on families who choose not to purchase their caskets from them by forcing a family to be at the funeral home when a casket purchased from an ICD is delivered, on the pretext that the funeral home can’t be responsible for the condition of the casket otherwise. This places a serious and unnecessary burden on a family already burdened by grief.
     71. For example, the funeral director at a local funeral home refused to sign a receipt for a casket purchased from and being delivered by Pioneer. The senior funeral director’s reasoning was to the effect that he would not sign for a casket whose handles may fall off or the bottom fall out after Pioneer delivered the casket and left. “The family chose to buy it from you, they should be here to sign for it.” Further, at the wake that evening, the same senior funeral director confronted the bereaved family members and repeated his stance on the conditions for delivery of a third-party casket.

     72. The Funeral Home Defendants sometimes refuse to conduct funeral services for families who want to purchase their casket from an ICD.
     73. When a funeral director at one funeral home learned that a family was providing its own casket, purchased from Pioneer, for use in a funeral service at that funeral home, the family was told that the funeral director could make it very difficult for the family to conduct the planned services, that the funeral home might suddenly be too busy to handle the funeral service until the next week, or that the obituary and obituary photo may not make it into the newspaper until the day of the service. As a result of such conduct, the family reluctantly ceded to the funeral home’s pressure and canceled its casket purchase with Pioneer.
     74. Funeral Home Defendants use a variety of methods to achieve their ultimate anticompetitive goal of keeping ICDs out of the casket market. Often the funeral homes make the delivery of caskets from ICDs very difficult. A former SCI Funeral Director and Senior Counselor said that they were encouraged by SCI management not to accept casket deliveries from ICDs when they were delivered: “We were supposed to make it very hard for these people to make their deliveries.” A former SCI Funeral Director and Senior Counselor agreed that they would intentionally set “very hard times for casket deliveries.” Funeral homes also will not return the calls of an ICD attempting to set up a time to deliver a casket. Funeral home employees even lie to the ICD about the time by which a casket is needed. One funeral home informed an ICD that the casket should be delivered at a time that was well after a viewing was supposed to be conducted The ICD had to contact the family to ensure the casket was delivered in time.
     75. As the Funeral Homes Defendants attempt to ensure that the ICDs deliver caskets in an untimely fashion, they also tell customers that if they order a casket from an ICD they have “no guaranties that they would have the casket in time for the service,” and that an ICD is “unpredictable in terms of timing and deliveries.”
     76. Funeral homes make the physical delivery of caskets unnecessarily difficult for ICDs. For example, a funeral home will force the ICD to deliver a casket through a narrow front door, thus possibly damaging the casket and potentially interrupting any services being conducted, even though it has wide double-doors in the back of the facility.

     77. The Funeral Home Defendants have damaged ICD-purchased caskets after the casket has been delivered to the funeral home and to then blame the ICD for the damage. To avoid this possibility Stephanie Webb of Finality must inspect caskets prior to delivery in the presence of customers and require them to sign a form acknowledging the results of the inspection.
     78. In furtherance of their conspiracy, the Funeral Home Defendants and their co-conspirators also have conspired to eliminate price competition for caskets by: restricting or preventing price advertising, sharing casket price information, and sham discounting of funeral packages that require the purchase of a casket. In local markets where the Funeral Home Defendants have market power, either independently or through local market cartels, these Defendants increase the price of services where an ICD is involved in order to preclude the sale of caskets by ICDs. Through these price coordination measures, the Funeral Home Defendants and their co-conspirators have fixed and maintained artificially inflated prices on funeral caskets. Their concerted efforts have also suppressed the ability of ICDs to compete.
     79. Historically, the funeral industry opposed any form of price advertising in order to withhold price information from consumers. As the FTC recognized in its comments regarding the creation of the Funeral Rule, a lack of price information fueled reduced price competition and the charging of higher prices: “[c]onsumer ignorance about prices will permit sellers to charge higher than competitive prices, even in a market with numerous sellers.”
     80. The FTC intended the price disclosure and anti-tying requirements of the Funeral Rule to remedy the lack of price information and price competition in the funeral industry. However, through concerted efforts, the Funeral Home Defendants and their co-conspirators have successfully originated new ways to avoid price competition for caskets.
     81. For example, the funeral industry routinely offers formal training seminars on how to price caskets to foreclose TCD competition through the use of “sham discounting.” Examples of such seminars include the Illinois FDA offered a seminar on this subject by industry consultant Ron Hast entitled Funeral Service Pricing & Packaging, Addressing Third Party Casket Sellers & Competition, as well as similar seminars held by NFDA and other state Funeral Directors Associations (“FDAs”), including: Putting all your eggs in one casket? (NFDA presentation); Understanding Innovative Funeral Service Pricing (NFDA presentation); When It’s BYOC (bring your own casket) what do you do? (NFDA presentation); and The New Competitor-Retail Casket Stores (Massachusetts FDA presentation).
     82. The practice of “sham discounting” is a common theme of these seminars, and is central to the efforts of the Funeral Home Defendants and their co-conspirators. Under this pricing practice, funeral homes make “discounts” available only to consumers who purchase funeral “packages” which include a casket. Those that purchase a casket from an ICD are not eligible for the “package discount” and must pay artificially inflated a la carte prices for the other goods and services purchased from the funeral home. The end result is that consumers pay the funeral home for the casket whether they purchase the casket from the funeral home or not.
     83. This pricing strategy, also referred to as “reverse handling fees”, represents an attempt to undermine the freedom of choice and open competition that the Funeral Rule was designed to foster and that antitrust laws are designed to enforce.
     84. For example, in approximately September 2003, a customer chose to purchase a casket from Pioneer for use in a funeral service to be conducted in a local funeral home. This customer later asked Mr. Wartel to intercede with the funeral home on her behalf because the funeral home changed its prices when it found out she was providing her own casket. Mr. Wartel was told by a representative of the funeral home that the price change would remain in effect because without the casket sale, the funeral home would not make enough money on the funeral. As a result, the family ceded to the funeral home’s pressure and purchased the casket from it, canceling its casket purchase with Pioneer.
     85. The prevalence of sham discounting is directly attributable to the concerted efforts of the Funeral Home Defendants and their co-conspirators, who have heavily promoted the practice as an effective way to combat the threat posed by ICDs and has significant detrimental impact on interbrand competition.
     86. In order to eliminate ICD competition, the Funeral Home Defendants all use sham discounting at their funeral homes, including, but not limited to their homes in Texas. These discount packages are specifically tied to the customer purchasing the casket from the funeral home and not an ICD. This has the intended effect of ensuring that customers purchase their casket from the Funeral Home Defendant and not from an ICD.
     87. The prevalence of sham discounting, and its anti-competitive effects, have also been widely recognized and attested to by a number of industry observers as well as funeral homes unaffiliated with the Funeral Home Defendants and their co-conspirators.
     88. For example, in comments submitted to the FTC, the Graham Funeral Home stated:
It seems that the growing trend in the industry is to artificially inflate the itemized prices to a ridiculous level, and then greatly discount the total price of the funeral if a package deal is selected, including the casket. This has the effect of not only forcing the consumer to purchase items they don’t necessarily need, but also unfairly closing the door to competition. If a client chooses to purchase a casket elsewhere, they are penalized by having to pay artificially inflated prices taken from the price list. In effect, the package price becomes the “de facto” price, and subverts the intent of the funeral rule.
     89. The Vassar-Rawls Funeral Home similarly complained to the FTC about sham discounting:
Funeral packages are a sham used to circumvent the purpose for requiring itemized pricing. Funeral providers that use funeral packages, in most instances, grossly inflate their itemized prices and offer the package at what they represent as a discount.
     90. In addition to the industry seminars that encourage the use of “package pricing,” NFDA widely circulates its membership pricing guides that advocate the use of sham discounting as an effective way to restrict ICD sales. Through these guides, the NFDA, advises its members to raise their a la carte pricing to the point where the consumer will pay the funeral home a supra-competitive profit for the casket whether the consumer purchases the casket from the funeral home or not.
     91. The FTC recognized the prevalence of sham discounting and the adverse effects it has on competition in the casket market:
Since the amendment of the Rule, the Commission is aware that some funeral providers may employ certain practices that may undermine the benefit to consumers and to competition intended by the Rule’s unbundling provisions.... For example, the prices of itemized goods and services (appearing on the General Price List) may in some instances be inflated to the point of fictitiousness. Thus, virtually all consumers would choose to purchase

“discount packages,” resulting in a situation where discount package represents the de facto prices for the goods and services. Such a scenario may restrict consumer choice in a manner that frustrates the intended purpose of the Rule. Further, some members of the funeral industry have alleged that because such “discount packages” are often conditioned on the purchase of a casket, these packages are artificially constructed by certain funeral providers in order to eliminate competition in casket sales.
     92. The Funeral Home Defendants’ concerted efforts to engage in sham discounting forecloses ICD competition. Sham discounting prevents consumers from making purchase decisions based on price since they will pay the funeral home for the casket whether or not they actually purchase it from the funeral home.
     93. A previous Chairman of the Federal Trade Commission, James C. Miller III, stated that the funeral rule’s “requirement that [funeral] services be ‘unbundled’ can be easily circumvented by funeral directors’ simply charging higher prices for services a’ la carte.” This is, in fact, exactly what has happened and the sham discounts become ever more attractive in that context.
     94. Plaintiffs are unable to compete with the packages offered by the funeral homes. The prices of the funeral services listed independently by the Funeral Home Defendants have been so inflated, sometimes to even three or four times their original value, that most consumers cannot afford not to take a package deal from a funeral home. In effect, the package is the only viable economic option. For example, one SCI owned funeral home just raised its prices for services listed independently again as of September 12, 2005. Embalming fees which were $795 were raised to $1295, basic service fees which were $1595 were raised to $1995; and body transportation services which were $295 were raised to $495. These services are offered as part of a package at steeply discounted prices.
     95. The Funeral Home Defendants coordinate pricing and restrict competition through the annual pricing surveys that the NFDA has, until recently, performed and that the Federated Funeral Directors of America (“FFDA”) still performs. These listings of average prices for funeral products and services, including caskets, are compiled with the assistance of more than one thousand funeral homes.
     96. According to Jessica Mitford, a noted authority on the consumer abuses in the funeral industry, “[i]ndustry observers have no doubt that the dissemination of these numbers within the trade serves to establish uniform price minimums, in violation of the antitrust laws.”

     97. The FFDA, the current compiler of the survey, is a consultant to more than 1,300 funeral homes. Among the consulting services that FFDA provides to funeral homes is “pricing recommendation,” as advertised on FFDA’s website.
     98. Some of the state trade associations also perform their own pricing surveys on a statewide basis, facilitating the fixing and maintenance of high casket prices, further supporting the group boycott. The New Jersey Funeral Directors Association, for example, conducts an annual pricing survey of its members and reports its findings on its website. Among the findings highlighted on the website are the average prices charged for caskets based on three levels of casket quality.
     99. The Funeral Home Defendants’ anti-competitive pricing practices, like sham discounting and price coordination, have further acted to foreclose ICDs from the casket market.
     100. The April 19, 2004 issue of Funeral Service Inside, a “completely independent” publication of “News, Analysis and guidance for funeral service professionals,” reported the following results of a survey conducted on what funeral homes are doing to combat the threat of ICD competition:
One third of our survey respondents say they’ve pulled their business from casket or vault suppliers who deal with third-party sellers and nearly one-fifth say they’ve gone even further: They’ve urged other funeral homes to boycott suppliers who deal with third party sellers.
     101. The results of this survey, which are likely understated because of most companies’ reluctance to admit to per se violations of antitrust laws, reflect how pervasive the group boycott is within the funeral industry.
     102. George Lemke, Executive Director of the Casket and Funeral Supply Association, the principal trade association for the funeral supply industry, referred to the boycott of ICDs as an “unwritten tradition” in the industry. In the context of Costco’s recent efforts to become an ICD, Mr. Lemke stated:
I know of no [casket] manufacturer who would willingly risk his relationship with licensed funeral homes by cooperating in such a scheme [to supply Costco with caskets]....Distributing through wholesale buying clubs would be a violation of the industry’s unwritten tradition.

     103. Batesville’s new sales policy is only the latest manifestation of this “tradition.” As reported in the August 2, 2004 issue of Funeral Monitor, a representative of SCI acknowledged its role in the group boycott conspiracy:
Facing continuing complaints from its largest customer [SCI], Batesville Casket Company has moved to stop the sale of its caskets in casket stores and on the Internet.... According to an unnamed funeral director with SCI: “Funeral customers have returned to us after funerals and questioned us about the price we charged them for a particular casket. In many cases they have gone on the Internet and found the same casket we sold them priced as much as 60 percent less than we charged .... [T]o prevent consumers from comparing apples to apples, we have asked Batesville to stop selling their caskets to casket stores and Internet vendors.”
b.	Lack of Rational Basis for Casket Manufacturers’ Anti-ICD Policies
     104. Batesville’s publicly-stated purpose for its restrictive sales policy is that only licensed funeral directors are qualified to sell caskets:
We view the casket not just as a piece of merchandise, but as an integral part of the overall funeral service....Working with professional funeral firms gives us a greater assurance that our products will be used with the dignity and purpose intended.
     105. Courts and the funeral industry itself have repeatedly rejected this alleged rationale. For example, the court in Casket Royale, Inc. v. Mississippi, 124 F. Supp.2d 434, 438-39 (S. D. Miss. 2000), struck down a Mississippi statute that prevented ICDs from selling caskets, finding that a casket is nothing more than a “glorified box” that requires “no special skills” to sell.
     106. The Fourth Circuit reached the identical conclusion in Craigmiles, 312 F.3d at 225: The proffered justifications for preventing ICDs from selling caskets “come close to striking us with the force of a five-week-old unrefrigerated dead fish, a level of, pungence almost required to invalidate a statute under rational basis review.”
     107. The International Cemetery and Funeral Association (ICFA), which represents approximately 6,000 funeral homes, cemeteries, and other industry members, is equally dismissive of any justification for restrictions on who can sell caskets. In comments submitted to the FTC in October 2002, ICFA stated that laws preventing ICDs from selling caskets are “anti-competitive.” The ICFA disputed the notion that only licensed funeral directors should sell caskets:
Specifically, whether or not casket retailers should be registered sellers does not justify a requirement that such retailers must also graduate from mortuary science school, pass a licensing examination, and serve an apprenticeship at a funeral home, in order to sell a casket. These typical requirements for becoming a licensed funeral director in most states make no sense when applied solely to the sale of caskets. Columnist George Will succinctly stated the issue when he observed that requiring casket sellers to be licensed funeral directors was like saying only podiatrists can sell shoes.
     108. Further, under current law, funeral directors are not considered professional employees, they must be paid overtime if they work more than 40 hours per week, and they cannot be paid fixed salaries or receive bonuses.
     109. There is a dwindling difference between ICDs and funeral home showrooms. First, the actual display of choices has become very similar through the trend of “panel” displays. In lieu of displaying the entire container, establishments (both ICD and funeral home) display only panels or cut-outs of the containers. Panel displays require less space and allow many more options to be displayed. Panel displays also are thought to reduce the anxiety to the customer of viewing full-sized caskets. Both ICDs and funeral homes have began shifting toward panel displays. Second, just as ICDs sell caskets online, networks of funeral homes have begun selling caskets online. Web sites rely on images and descriptions of the caskets to complete the sale.
     110. The increasing use and reliance on the Internet as a sales tool by both ICDs and funeral homes blurs the distinction between the two, further undermining Batesville’s defense of its policy. For example, FuneralDepot.com is an online casket dealer that is authorized to sell Batesville, York and Aurora caskets. FuneralDepot.com has a network of funeral providers that will receive caskets from these manufacturers and shop the caskets at the bidding of FuneralDepot.com for its online customers. The end result is that a casket consumer orders a casket online from FuneralDepot.com and the casket is delivered to the funeral home conducting the funeral. There is no justifiable basis for Batesville, Aurora, and York to sell caskets through FuneralDepot.com and not through other ICDs, like Plaintiffs.

     111. The pretextual nature of Batesville’s sales policy is also demonstrated by its application. Batesville refuses to sell caskets to ICDs even if they are operated by licensed funeral directors, even if these licensed funeral directors were prior customers of Batesville, and even if these licensed funeral directors also own independent funeral homes.
C.	Harm to Competition Caused by Defendants’ Group Boycott
     112. Through the group boycott of ICDs, Defendants and their co-conspirators have succeeded in restricting the ability of ICDs to buy the predominate casket brands at competitive prices, and/or to sell, at discount prices, the Casket Manufacturer Defendants’ caskets. ICDs are either completely blocked from selling these caskets or severely restricted from doing so by being forced to try to purchase these caskets at a higher price indirectly from rogue funeral homes unaffiliated with the Funeral Home Defendants and their co-conspirators.
     113. Many ICDs state that they are losing business because of their inability to sell Batesville caskets. Stephanie Webb’s Finality loses business because funeral homes recommend certain models of Batesville caskets and then when potential customers contact Finality to purchase those models of caskets, Finality cannot provide them.
     114. Many consumers will only purchase the dominant Batesville, York, or Aurora brands of casket because of the false perception fostered by Defendants and their co-conspirators that these caskets are superior to those sold by ICDs. ICDs are foreclosed from competing with funeral homes on a level playing field for these consumers. As a result of Defendants’ anti-competitive conduct, numerous ICDs have either lost a significant percentage of their sales to funeral homes or have gone out of business altogether.
     2.    Defendants’ Campaign of Disparagement
     115. Defendants’ conspiracy also includes a campaign to disparage ICDs and the caskets sold by ICDs. Some of the most commonly repeated disparagements of ICD caskets include: “their handles fall off,” “the bottoms drop out,” “they are made by prisoners,” “they are tin cans,” and “they are all seconds.” Defendants’ disparagement campaign would largely be impossible if ICDs could sell Batesville caskets.

     116. Disparaging comments about caskets sold by ICDs are made in face-to-face encounters between funeral directors and consumers, and also publicly through press and media outlets to create a wide spread perception among consumers and potential consumers that ICDs are disreputable and their caskets are inferior.
     117. One such incident occurred on or about June 21, 2005. After receiving a telephone call from a potential client who just lost a parent, Mr. Wartel visited the bereaved family to discuss their purchase of a casket from Pioneer, and ultimately finalized the details of that purchase before the bereaved visited a local funeral home later that same afternoon. According to the family, the funeral director at this local funeral home indicated that the caskets it had received from Pioneer in the past were seconds, were faded and squeaky, and were used. Similar instances with other local funeral homes reveal a pattern of disparagement. For example, the senior funeral director at another local funeral home stated that the handles on caskets purchased from Pioneer fall off and the bottom may fall out.
     118. Another specific example is a public statement by a spokesperson for the California Funeral Director Association:
The caskets you get online are inferior, yes they are. They’re not as good at all.... Let’s say your next door neighbor dies and the family buys a casket online. We put her in the casket, take four steps up the stairs at the ceremony, and mom falls out the bottom. Who are they gonna sue? ...I sure as hell wouldn’t want to walk into a funeral store and see a guy that looked like a used car salesman .... I wouldn’t want to get a casket online it might be from Mexico! Just the other day I saw one that looked like a Guadalajara special.
     119. Another example occurred when a Batesville representative spoke at a seminar targeted at the elderly. The Batesville representative told the elderly audience that he tells his funeral home customers to consider what would happen if the casket were being carried during a funeral procession and one of the handles fell off because it was a ICD purchased casket. An elderly attendee questioned the representative about whether he knew of any casket ever having its handles fall off, and the representative conceded that he didn’t know of that happening, but that it could happen.

     120. In addition to the frequent public and private disparaging comments about the quality and integrity of ICDs and their caskets, Defendants and their co-conspirators have created a number of “how to” guides to ensure that all funeral providers are spreading a consistent message.
     121. For example, NFDA advises its members to request that any customer who intends to purchase an ICD casket sign a “Use of Third Party Merchandise” form. The form requires that the consumer indemnify and hold harmless the funeral home from any liability arising out the consumer’s purchase of an ICD casket. It also provides an acknowledgment by the consumer of the purported risks associated with the purchase of an ICD casket:
The [consumer] authorizes the FUNERAL HOME to accept, unconditionally, the delivery of the casket. If the [consumer] decides after inspection of the casket that the casket is unacceptable, the [consumer] understands that this could delay and cause the originally scheduled funeral service to be rescheduled and that additional funeral charges could be added to compensate for the time incurred in rescheduling the ceremony.
     122. The NFDA’s promotion of this form is not intended to shield funeral homes against liability or warn consumers about real risks associated with an ICD purchase but rather to steer consumers, who are in a very vulnerable and impressionable state, away from ICDs’ more cost-efficient caskets.
     123. According to one funeral home, this type of form has been extremely successful in dissuading consumers from using ICDs. In a recent edition of Funeral Service Insider, Walton’s Family of Funeral Homes, an SCI Dignity Memorial partner, stated that through its use of forms to “educat[e] families on the risks of going elsewhere for a casket,” it has shut down two ICDs in its area and convinced 90% of its customers who were leaning towards an ICD casket to purchase a casket from the funeral home instead.
     124. The Walton form was published in full in the Funeral Service Insider and contains the following language:
Third party casket marketers are often “fly-by-night” operators working out of a telephone “hot box,” cell phone or Internet site.... They have little or no Casket Inventory of their own because most reputable Casket manufacturers will not sell to them.... In most cases, the person selling the Casket has neither seen the actual casket you have purchased nor can they make any honest representative to you of its condition when it was manufactured or how long it has been in storage. Most importantly, the person selling you a Casket cares about one thing and one thing only: Your Money. They care little about how satisfied you will be with the delivered casket and you have limited recourse in promptly replacing a Casket that is delivered damaged or is not the actual Casket that you ordered.... We respectfully offer this information and our opinion to you as a means of protecting you and your family from any further distress during your time of grief and loss.
     125. Mark Blankenship, Walton’s General Manager and Vice President of Operations told Funeral Service Insider that Walton’s use of these customer education forms is a much better practice for retaining casket sales than trying to compete with the lower pricing of the ICDs:
We tried that before, and it’s a slippery slope. You lose the integrity of your pricing.... Plus, pretty soon you’ll find yourself cutting casket prices for every family within certain tight-knit ethnic and religious communities ...Word spreads pretty fast.
     126. Walton’s willingness to openly share its competitive strategy with other funeral homes also evidences Defendants’ conspiracy and agreement.
VI. RELEVANT MARKET
     127. The relevant market is funeral caskets. The geographic dimension of this market is the United States.
     128. Because of the unique purpose they serve, caskets are not reasonably interchangeable with any other products.
     129. From the standpoint of both consumers and suppliers, there are no reasonable substitutes for caskets. Even in the event of a significant and non-transitory price increase, consumers have not, and would not, substitute their purchase of a casket with the purchase of a different product.
     130. There is a widespread recognition of a casket market by both the funeral industry and the courts. For example, in Pennsylvania Funeral Directors, 41 F.3d at 91, the Third Circuit recognized the existence and economic coherence of a casket market in upholding the validity of the FTC’s ban on casket handling fees: “competition in the market for caskets can be expected to increase with the ban in effect....Increasing competition in the casket market is likely to drive the cost of caskets down.”

     131. The nationwide geographic market is appropriate because of the availability of the Internet as a source for purchasing caskets and the nationwide distribution systems of the large manufacturers. The use of the Internet has become particularly prevalent over the past decade. Indeed, it is the emergence of Internet based ICDs that prompted Defendants to step up their concerted efforts to suppress ICD competition. But for Defendants’ anti-competitive conduct and conspiracy, the Internet would be a much more vibrant medium through which ICDs could sell caskets.
     132. Finality had a website for its store, but Finality’s website is currently offline while it is being upgraded. While the website was online, casket customers would contact Finality after having viewed the store’s website.
VII. MARKET POWER
     133. SCI, Aiderwoods, and Stewart collectively own thousands of funeral homes in the United States and perform hundreds of thousands of funerals annually. Because of the size and scope of their funeral networks and the large numbers of funerals they perform, the Funeral Home Defendants, individually and collectively, maintain substantial market power over casket manufacturers, such as Batesville.
     134. SCI is the market leader with operations in 44 states, and a network that can geographically cover more than 70% of US households. In Texas, where SCI is based, the company handles 70% of all death services. Audits conducted by the Texas Department of Banking found that 30% of SCI’s funeral homes in Texas charged incorrect prices to consumers, however, this has not impacted SCI’s market share in Texas as demonstrated by the fact that SCI still handles 70% of all death services there.
     135. SCI’s market power extends beyond the number of funeral homes it owns. SCI influences and/or controls the pricing and practices of affiliated funeral homes in locations whether SCI otherwise has no presence through its Dignity Memorial partnerships with hundreds of non-SCI funeral homes nationwide.
     136. The Funeral Home Defendants, individually and collectively, also maintain substantial market power over consumers. This market power is evidenced by each of the Funeral Home Defendant’s power over casket pricing. The Funeral Home Defendants charge consumers significantly more than ICDs charge for comparable caskets. Despite these large price differentials, consumers continue to purchase caskets from the Funeral Home Defendants. This market power is also evidenced by the Funeral Home Defendants’ power to exclude competition and reduce consumer choice.
     137. The collective power of the Funeral Home Defendants along with like minded “independent” funeral homes that can control pricing in local markets further enhances the substantial market power of the Funeral Home Defendants. Furthermore, Batesville manufactures approximately 45% of the caskets sold to consumers in the United States. Batesville, does not sell its caskets directly to consumers, nor does Batesville sell its caskets to ICDs. Batesville only sells its caskets to licensed funeral directors operating licensed funeral homes. In fact, SCI has a $750 million, six-year contract with Batesville to buy its caskets which ends at the end of 2005.
     138. The funeral service industry is characterized by low rates of entry and exit. State funeral director licensing standards generally require completion of a nine month to one year vocational training program in mortuary science followed by a period of apprenticeship varying from one to three years in length before qualifying to take the state board examination.
     139. Certain aspects of the funeral home market make it difficult for new firms to enter and compete. A variety of nonprice factors influence consumers’ choices of funeral providers, with the most important being existing relationships, along with family tradition, religions or ethnic affiliation, and reputation of the firm. These consumer preferences give established firms in the market a distinct advantage over potential entrants. The difficulty of building clientele has been cited as the primary barrier to entry into the funeral industry.
     140. Most funeral homes have very limited competition. Nearly 70% of all funeral homes have fewer than four competitors.
     141. Lower prices and aggressive marketing will not expand the number of consumers in the market for a casket. A funeral home can only increase the number of funerals it performs, and caskets it sells, by taking business away from its competitors. Since competing firms are likely to respond with lower prices, the result is prices that are reduced and sales do not increase, thereby reducing total revenues. Funeral homeowners know the effects of price competition in the demand in elastic industry and have the incentive to avoid price competition. Most metropolitan areas are served by a set number of long established funeral homes that divide up the business in their geographic area through a cartel.
     142. Representatives of the funeral industry acknowledge that prior to the existence of ICDs, that competition in the sale of funeral goods and services did not exist at the point of sale. As such, funeral providers were insulated from the need to set prices competitively.
     143. Courts that have invalidated state laws requiring that only licensed funeral providers may sell caskets did so based on the anticompetitive effect the requirement had on the casket market. For example, the Sixth Circuit in Craigmiles held:
The licensure requirement imposes a significant barrier to competition in the casket market. By protecting licensed funeral directors from competition on caskets, the [law] harms consumers in their pocketbooks....[We invalidate only the [state’s] naked attempt to raise a fortress protecting the monopoly rents that funeral directors extract from customers.
The policy of Batesville to keep this practice in place has had similar results on the casket market.
     144. Many state funeral regulations force funeral homes to have a common set of facilities and funeral directors to have a high level of training. Thus, when funeral directors have the same training and work in funeral homes with similar facilities, they are likely to have the same attitudes about and incentives for resisting funeral market innovations, such as the introduction of ICDs to the market and cremation as an alternative to traditional burial.
     145. The same attitudes about and incentives for resisting funeral market innovations, in turn, result in funeral directors making similar comments to their customers about such market innovations. For example, a 1999 USA Today article details the experience of a consumer who wanted to buy an online casket for his mother’s funeral in Connecticut. When he asked about online caskets at a funeral home near his mother’s house, the funeral director tried to discourage him by disparaging the ICD’s casket, saying that “those things are made by prisoners.” Similarly, at another nearby funeral home, the consumer was told, “I’m sorry, we don’t have any tin cans for you to look at.”

     146. This particular consumer persisted and ultimately purchased his casket on-line. However, many other consumers would likely conclude that it was hopeless and return to the most convenient funeral home. Thus, funeral directors in local cartels who make disparaging comments about funeral market innovations, such as the introduction of ICDs as an alternative source of caskets, are less likely to lose customers where other funeral directors are making similar comments, thereby increasing market power both on an individual basis and in the aggregate.
     147. The casket manufacturing industry is centralized with few manufacturers. In 1982, the Federal Trade Commission classified casket manufacturing as a concentrated industry with significant impediments to entry of new companies. Substantial capital is required to purchase existing manufacturers or to become a new manufacturer in the industry. There are less than a dozen manufacturers that assemble well over 90% of all metal caskets sold in the US. It is estimated that three companies produce more than 70% of all caskets sold annually. Further complicating entry into the industry are discounting practices and demands that reduce available margins needed to recover capital costs. Large funeral home chains demand discounts from their suppliers and similar demands are increasingly made by other customers. While several large manufacturers are able to comply with the demand for discounts and special product lines, it is difficult for most industry entities to meet those demands. New entrants find it even more difficult to compete, given the capital cost associated with developing a new business in casket industry.
C.	Market Conditions Gave The Funeral Home Defendants Impetus For Engaging In Anti-Competitive Conduct Aimed At Ousting ICDs from the Casket Market
     148. Certain factors particular to the funeral industry have served to provide the Funeral Home Defendants with the motive to engage in their concerted group boycott of ICDs. These factors, which are eroding the Funeral Home Defendants’ profit margins, include the need to restructure and/or reduce their heavy debt burdens incurred as a result of consolidation activities engaged in during the late 1990’s, the increase in life expectancy coupled with a flat death rate anticipated until approximately 2010, and the increased acceptance of cremation as an alternative to traditional burial.

     149. For example, in the late 1990s, a consolidation trend swept the funeral industry. This consolidation trend created mountains of debt for the Funeral Home Defendants as a result of having paid too much for businesses that were not performing as expected.
     150. Form 10Ks for the fiscal years ending 1993 through 1999 detail the companies growth and acquisition strategy. In its Form 10K for the period ending December 31, 1996, SCI states:
The growth strategy initiates with the Company producing significant cash flow from its existing cluster operations, then grows by using that cash to expand clusters through add-on acquisitions, new construction, and improvements to existing locations. The Company also expands its network through strategic acquisition of larger, multi-location death care companies, typically funding these transactions by accessing the debt and equity markets when appropriate.
     151. Pursuant to its growth and acquisition strategy, SCI began acquiring large numbers of funeral homes beginning in or around 1993, resulting in an ever increasing debt burden for the company.
     152. In 1993, SCI acquired 124 funeral homes and 21 cemeteries, as reported in its Form 10K for the period ending December 31, 1993. SCI’s Consolidated Statement of Cash Flows showed total acquisitions for that period amounting to over $175 million. As of December 31, 1993, the company’s debt to capitalization ratio had grown to as high as 54.6%.
     153. In 1994, SCI acquired 674 funeral service locations, 28 cemeteries, and 24 crematories, as reported in its Form 10K for the period ending December 31, 1994. SCI’s Consolidated Statement of Cash Flows showed total acquisitions, net of cash acquired for that period amounting to over $711 million. As of December 31, 1994, the company’s debt to capitalization ratio was still around 54%. SCI described its growth and acquisition strategy as follows:
The Company believes that the acquisition of funeral and cemetery operations funded primarily with debt is a prudent business strategy given the stable cash flow generated and the impressive non-failure rate exhibited by these businesses. These acquired firms are capable of servicing the additional debt and providing a sufficient return on the Company’s investment.
     154. In 1995, SCI acquired 1,263 funeral service locations, 99 cemeteries, and 30 crematories, as reported in its Form 10K for the period ending December 31, 1995. SCI’s Consolidated Statement of

Cash Flows showed total acquisitions, net of cash acquired for that period amounting to over $693 million.
     155. In 1996, SCI acquired 210 funeral service locations, 35 cemeteries, and 9 crematories, as reported in its Form 10K for the period ending December 31, 1996. SCI’s Consolidated Statement of Cash Flows showed total acquisitions, net of cash acquired for that period amounting to over $279 million.
     156. In 1997, SCI acquired 294 funeral service locations, 51 cemeteries, and 19 crematories, as reported in its Form 10K for the period ending December 31, 1997. SCI’s Consolidated Statement of Cash Flows showed total acquisitions, net of cash acquired for that period amounting to over $409 million. As of December 31, 1997, the company’s debt to capitalization ratio was around 50%.
     157. In 1998, SCI acquired 308 funeral service locations, 47 cemeteries, 18 crematories, and 2 insurance companies, as reported in its Form 10K for the period ending December 31, 1998. SCI’s Consolidated Statement of Cash Flows showed total acquisitions, net of cash acquired for that period amounting to over $719 million. As of December 31, 1998, SCI’s debt to capitalization ratio was back up to 55%. SCI stated in its Form 10K for the period ending December 31, 1998, that:
In light of the prevailing market prices for available acquisition candidates, the Company is curtailing its acquisition activity. Additionally, because of the current size of the Company, it is becoming increasingly difficult to support the historical earnings growth rate through acquisitions. Therefore, the Company intends to focus its efforts on maximizing the profitability of existing cluster facilities rather than the historical heavy emphasis on acquisitions.
     158. In 1999, SCI acquired 434 funeral service locations, 95 cemeteries, and 9 crematories, as reported in its Form 10K for the period ending December 31, 1999. SCI’s Consolidated Statement of Cash Flows showed total acquisitions, net of cash acquired for that period amounting to over $102 million. SCI’s Form 10K for the period ending December 31, 1999 discusses also the company’s suspension of its acquisition program, perhaps due in part to the Company’s lack of access to the capital markets resulting from SCI’s downgraded credit ratings:
During the mid 1990’s, the market to acquire funeral service locations and cemeteries became more competitive than ever before and resulted in increasing prices which lowered returns on invested capital. As a result, the

     Company suspended its acquisition program in 1999 and is in transition from an acquisition company to an operating company.
     159. One of SCI’s goals for the year 2000 was to “continue the reduction of the Company’s debt levels to create a sound capital structure for the Company and to reduce cash paid for interest costs.”
     160. Similarly, Stewart Enterprises employed a growth strategy through acquisitions. In its Form 10K for the period ending October 31, 1996, the company stated:
From the Company’s initial public offering in October 1991 through January 10, 1997, the Company has acquired 258 funeral homes and 91 cemeteries for purchase prices aggregating approximately $646 million.
     161. Stewart Enterprises acquisitions included the following:

	Funeral Homes
	and Cemeteries
FY	Acquired	Purchase Prices
1997	114	$184.5 Million
1998	162	266.3 Million
1999	100	156.4 Million
2000	4	5.3 Million
     162. Stewart Enterprises explained the reason for the drop in acquisitions from fiscal year end 1999 to fiscal year end 2000 by stating in its Form 10K for the period ending October 31, 2000, as follows:
Historically, the Company focused on growth principally through acquisitions; however, beginning in late fiscal year 1999, the Company began modifying its strategy to focus on cash flow, debt reduction and internal growth rather than acquisitions...
As the business model shifted, death care consolidators experienced diminishing access to capital. In response to these changes, the Company began to develop strategies for improving cash flow and reducing and restructuring debt.
     163. Loewen Group, like SCI and Stewart Enterprises, pursued a growth strategy through acquisitions. The Loewen Group emerged from Chapter 11 bankruptcy protection as the Alderwoods Group, Inc., on or about January 2, 2002.

     164. The Loewen Group’s Form I0K for the period ending December 31, 1995 described its growth and acquisition strategy as emphasizing three components:
(i) acquiring a significant number of small, family-owned funeral homes and cemeteries; (ii) acquiring “strategic” operations consisting predominantly of large, multi location urban properties that generally serve as platforms for acquiring small, family-owned businesses in surrounding regions; and (iii) improving the revenue and profitability of newly-acquired and established locations.
     165. In furtherance of its growth and acquisition strategy, the Loewen Group’s Form 10Ks for the years 1995 through 1998 indicate that during the years 1993 through 1998, it acquired approximately 1,200 funeral homes and cemeteries for approximately $2.2 billion.
     166. The Loewen Group stated in its Form 10K for the fiscal year ending December 31, 1998, as follows:
The Company’s recent financial results have been disappointing. Beginning in the second half of 1998, as part of its strategy to improve its results, liquidity and financial condition the Company virtually eliminated its acquisition program in order to concentrate on improving existing operations.
     167. Shortly thereafter, the Loewen Group sought the protection of both the United States and Canadian bankruptcy laws. On or about January 2, 2002, the Loewen Group emerged from bankruptcy as The Alderwoods Group, Inc.
     168. Other industry factors also are decreasing, or have the potential to decrease, the Funeral Home Defendants’ overall revenues. For example, life expectancy has increased as death rates have declined.
     169. From 1980 to 1997, the death rate for persons 65-74 declined 16%. For those 85 and older, the death rate declined 4%. Further, statistics reported by the Centers for Disease Control (“CDC”) indicate that the number of deaths declined in both 2001 and 2002 by approximately 1% and 2%, respectively, and anticipate the death rate remaining flat until approximately 2010. In fact, during the 10 year period from 2000 to 2010, life expectancy for the general population is projected to increase from 76.9 years to 78.5 years.

     170. Similarly, the increased acceptance of cremation, rather than traditional burial, negatively impacts the Funeral Home Defendants’ revenues. Cremation, historically, has been marketed as a less costly alternative to internment, which, according to Marketdata Enterprises in its 2003 report on the U.S. Funeral Homes industry, “has caused a stir in the industry.” This is so because “basic cremations (with no funeral service, casket, urn, mausoleum niche, columbarium niche or burial) produce ... lower revenues than traditional funerals “ Thus, going forward, “the big question in the death services industry is whether the growth in cremation will lead to a decline in profitability for the death care companies.”
     171. In recent years, there has been steady, gradual growth in the number of families in the United States that have chosen cremation as an alternative to traditional methods of burial. According to industry studies, cremations represented approximately 27% of the U.S. burial market in 2002 and are projected at 40% for 2010, as compared to approximately 10% in 1980. According to those same studies, cremations increased by approximately 1% annually from 1997 to 2001, as a percentage of all funeral services in the United States.
     172. In North America during 2002, 38.2% of all funeral services performed by SCI were cremation cases, compared to 37.0% and 36.3% performed in 2001 and 2000.
     173. In 2002, cremations accounted for approximately 36% of all funeral services performed by Alderwoods, compared to approximately 34% performed in 2001.
     174. In 2002, 39% of the funeral services performed by Stewart Enterprises in the United States and Puerto Rico were cremations, compared to 38% in 2001 and 36% in 2000.
     175. In 1997, SCI acquired the Marsellus Casket Co., a high-quality manufacturer primarily of hard wood caskets.
     176. Prior to 1997, Marsellus maintained its own casket distribution network. After SCI`s acquisition, however, SCI contracted out this distribution service to another company, the rights to which were subsequently acquired by Batesville.
     177. In or about March 2003, SCI announced that it was closing the Marsellus Casket Co. Pursuant to the closure, SCI sold the Marsellus brand name, designs, and drawings to Batesville, thereby reducing interbrand competition in the market for funeral caskets.

VI. CAUSES OF ACTION
COUNT I
Violation of Section 1 of the Sherman Act
     178. Plaintiffs incorporate by reference the preceding allegations.
     179. This Count is alleged against all Defendants.
     180. Defendants combined, conspired, and contracted among themselves and with coconspirators to eliminate and/or hinder the possibility of ICDs from selling, at discounted prices, certain caskets, including but not limited to, Batesville, York, and/or Aurora caskets. Defendants were not acting independently but had a conscious commitment to a common scheme designed to eliminate and/or hinder the possibility of ICDs from selling, at discounted prices, certain caskets, including but not limited to, Batesville, York, and/or Aurora caskets.
     181. In furtherance of this conspiracy, the Funeral Home Defendants sought and obtained agreement from the Casket Manufacturer Defendants to;
(a)	Refuse to sell caskets to ICDs;

(b)	Limit the sale of caskets to licensed funeral directors operating licensed funeral homes;

(c)	Police “rogue” funeral homes who supply ICDs with caskets;

(d)	Threaten to stop dealing with “rogue” funeral homes if they continue to deal with ICDs;

(e)	Limit delivery of caskets to the funeral homes that actually ordered them; and

(f)	Require that the funeral home ordering and receiving the casket also be the one ultimately billed for it.
     182. The Funeral Home Defendants also played a role in this group boycott conspiracy by conduct, as described herein, that included:
(a)	Conspiring to pressure the Casket Manufacturer Defendants to restrict casket distribution;

(b)	Conspiring to disparage ICDs and their products; and

(c)	Taking action in furtherance of these conspiracies; and

(d)	Artificially inflating the price of funeral services where the purchase of caskets through ICDs is involved and through the use of “sham discounting.”
     183. NFDA further assisted with the group boycott conspiracy through conduct, as described herein, that included:
(a)	Advocating the disparagement of ICDs and their products;

(b)	Promoting and disseminating materials and guides that set forth means by which to disparage ICDs; and

(c)	Sponsoring seminars and conferences which helped facilitate the alleged anticompetitive conduct.
     184. These actions are per se in violation of 15 U.S.C. § 1 et seq., in that they constitute a horizontal agreement among competitors to exclude ICDs from participating in the funeral casket market:
(a)	The Funeral Home Defendants conspired to pressure the Casket Manufacturer Defendants into denying ICDs access to certain caskets, which were needed by the ICDs to compete effectively in the funeral casket market, as well as conspired to disparage ICDs in an effort to reduce consumers’ interest in purchasing from ICDs;

(b)	The Funeral Home Defendants maintained a dominant position in the funeral casket market; and

(c)	Defendants’ misconduct lacks, any plausible contention that the challenged behavior enhanced overall efficiency or made the funeral casket market more competitive.
     185. These actions also constitute a violation of 15 U.S.C. § 1 et seq. under rule of reason scrutiny. Defendants had unlawful purposes in enacting these restraints and/or their actions had an adverse effect on competition in the funeral casket market:
(a)	Defendants lacked pro-competitive benefits or justifications for enacting these restraints; and

(b)	The adverse effects of Defendants’ restraints included, inter alia, restricting trade and maintaining at supra competitive levels the retail price of funeral caskets sold in the United States during the Class Period by restricting competition from the sale of lower cost funeral caskets.
     186. Plaintiffs and members of the Class have been injured in their business or property by reason of Defendants’ antitrust violation. Their injury consists of being foreclosed from competing with funeral homes on a level playing field for funeral casket consumers. Such injury is of the type the antitrust laws were designed to prevent and flows from Defendants’ unlawful conduct.

     187. Plaintiffs and Class members have no adequate remedy at law. These violations are continuing and will continue unless enjoined by this Court.
PRAYER FOR RELIEF
     WHEREFORE, Plaintiffs respectfully request that this Court enter an Order setting forth the following:
     1. Certifying the Class pursuant to Rule 23 of the Federal Rules of Civil Procedure, certifying Plaintiffs as the representatives of the Class, and designating their counsel as counsel for the Class;
     2. Declaring that Defendants’ conduct constitutes a combination and conspiracy to restrain trade in violation of Section 1 of the Sherman Act;
     3. Granting Plaintiffs and the Class damages, including treble damages, as permitted by law;
     4. Granting Plaintiffs and the Class their costs of prosecuting this action, together with interest and attorneys’ fees, including such as allowed by statute, experts’ fees and costs;
     5. Injunctive relief to halt all practices; and
     6. Granting such other relief as this Court may deem just and proper.
JURY TRIAL DEMANDED
     Pursuant to Fed. R. Civ. P. 38(b), Plaintiffs demand a trial by jury for all issues so triable,
Dated: October 21, 2005
Respectfully submitted,

Thomas E. Bilek
State Bar No. 023135251/Federal Bar No. 9338
HOEFFNER & RILEK, L.L.P.
1000 Louisiana, Suite 1302
Houston, TX 77002
(713) 227-7720
FAX (713) 227-9404
Local Counsel for Plaintiffs

Robert S. Green
Tenelle Welling
Brian S. Umpierre
Elizabeth C. Guarnien
GREEN WELLING LLP
595 Market Street, Suite 2750
San Francisco, CA 94105
Telephone: (415) 477-6700
Facsimile: (415) 477-6710
Lead Counsel for the ICD Class
Shannon P. Cereghino
Christina G. Pedigo
FINKELSTEIN, THOMPSON & LOUGHRAN
601 Montgomery Street, Suite 665
SanFrancisco, CA 94111
Telephone: (415) 398-8700
Facsimile: (415) 398-8704
Counsel for Plaintiffs
CERTIFICATE OF SERVICE
     I certify that a true and correct copy of the foregoing was sent to the counsel listed below by first class mail, postage prepaid, on October 21, 2005, and that service upon the known Filing Users will be made automatically via Notice of Electronic Filing:
Clifford Gunter, III
Andrew Edison
Bracewell & Giuliani
711 Louisiana, Suite 2900
Houston, Texas 77002
713-221-1212

Thomas E. Bilek